

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 20549-3561

May 27, 2010

<u>via U.S. mail and facsimile</u>

Mark Dillon, Chief Executive Officer
Golden Growers Cooperative
112 Roberts Street North, Suite 111
Fargo, North Dakota 58102

RE: Golden Growers Cooperative
         Form 10 filed April 30, 2010
         File No.: 0-53957

Dear Mr. Dillon:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Business</u>

1. Please revise your disclosure to address the extent to which your business is seasonal.

Business Operations, page 4

2. Please revise to briefly clarify your dependence on Cargill and the payments from Cargill pursuant to the operating lease through ProGold.

Competition, page 7

3. Please provide the disclosure which Item 101(c)(1)(x) requires regarding competition in attracting members to your cooperative and the cooperative services or advise us why you believe the information is not required.

Risk Factors

A member delivering under Method A who fails to deliver corn will receive no cash distributions for that year, page 8

4. We note your subheading indicates that a member who fails to deliver corn will receive no cash distributions. Your risk factor disclosure also states that the income and/or losses and cash distributions will be proportionately reduced. Please revise your disclosure to clarify your statement.

Management's Discussion and Analysis
Results of Operations, page 11

5. In your description of the results of operations for the four month period ended December 31, 2009, you stated that "there is no existing comparable period or information." However, we note that you appropriately provided unaudited information for the four month period ended December 31, 2008 in Note 1 to your financial statements. Please note that for a transitional period (i.e. four months ended December 31), you must provide your analysis of the prior period in your results of operations discussion. Please advise or revise.

6. Please revise to disclose the types of expenses included in general and administrative ("G&A") expenses. Please disclose whether there are any expenses related to the payment for corn, delivery of corn or processing of corn included in G&A expenses. Specifically, clarify where you record the $92,000 processing fee paid to Cargill for the processing of corn. If such costs are included in G&A, please tell us why you believe it appropriate to record these expenses in G&A versus cost of sales.

Liquidity and Capital Resources, page 12

7. Please include a tabular disclosure of contractual obligations as required by Item 303(A)(5) of Regulation S-K. Specifically, ensure to include the contractual

obligations related to the operating lease for your executive office space in Fargo, ND.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 14

8. Please supplementally confirm to us that no member beneficially owns more than five percent of the company's units.

Item 5. Directors and Executive Officers, page 15

9. Pursuant to Item 401(e)(1) of Regulation S-K, briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications.

10. We note that Mr. DeCock has served on numerous committees and boards. Please revise to provide the disclosure required by Item 401(e)(2) of Regulation S-K or advise as appropriate.

Item 6. Executive Compensation, page 17

11. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

12. Please revise to describe, if material, the company's pension plan and 401(k) plan.

Employment Agreement, page 17

13. Please revise to describe the material terms of Mr. Dillon's employment agreement.

Summary Executive Compensation Table, page 18

14. Please revise the introductory sentence to clarify that the table covers all compensation awarded to, earned by or paid to Mark Dillon.

Item 7. Certain Relationships and Related Transactions, Director Independence

15. We note that you have stated that "[a]ll of Directors are independent of management of the Cooperative." Please clarify your statement to address the disclosure required by Item 407(a) of Regulation S-K. Please disclose which of

the definitions, if any, of "independent director" in Item 407(a) of Regulation S-K you use. If you use your own definition, provide the disclosure required by item 407(a)(2).

Item 10. Recent Sales of Unregistered Securities, page 20

16. We note your reference to the application of Rule 145 of the Securities Act of 1933 for the exemption claimed. Please revise to clarify your reference to Rule 145 for the exemption claimed from registration.

17. Please revise to address the exemption claimed for the units issued to Mr. Dillon and the facts relied upon to make the exemption available.

Item 14: Changes in and Disagreements with Accountants, page 31

18. It appears you changed independent accountants from Eide Bailly LLP to Widmer Roel PC. Please revise to provide complete disclosures required by Item 304 of Regulation S-K, including the appropriate letter from Eide Bailly LLP to be filed as Exhibit 16 to your amended registration statement, or tell us why such disclosure is not required.

Financial Statements
General

19. Please note the financial statement updating requirements of Rule 3-12(g) of Regulation S-X and amend your Form 10 accordingly.

20. We reviewed your annual report included on your website, www.goldengrowers.com, and noted material differences between your prior year financial information presented therein and your prior year information included in this Form 10. Specifically, we note changes were made to the Balance Sheet, Statement of Cash Flows and Statement of Changes in Members' Equity. Please tell us about the nature of these changes, reconcile them to your current financial statements and tell us how you considered FASB ASC 250-10-45 in your analysis.

Statement of Operations, F-3

21. Please revise the statement of operations to include equity earnings in unconsolidated subsidiary ProGold as a line item presented after your net income from operations or tell us why such presentation is appropriate.

22. Please disclose the weighted average shares/units outstanding on the face of the Statement of Operations for the periods presented as required by FASB ASC 260-10-45-2.

Statements of Cash Flows, F-5

23. Please include a heading above the statement of cash flows for the period ended December 31, 2009 that states this data is for the "four month period ended December 31, 2009".

Notes to Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, F-7

24. We note that "corn expense [is] based upon the amount declared by the cooperative's board of directors to be paid to its members." Tell us in detail about when this expense is "declared" versus recorded and paid and why you believe such expense should be recorded in revenue versus as a dividend to your members. In your response, refer to the appropriate guidance supporting your position.

25. Please revise your revenue recognition policy to clarify how you account for the incentive payment and agency fee related to corn delivery Method A and Method B, respectively. Ensure to clarify who is economically responsible for paying or collecting such fees from your members.

Note 3 – ProGold LLC, F-8

26. Considering your 49% ownership of ProGold and it significance to your operations, please revise to provide financial statements of ProGold as required by Rule 3-09 of Regulation S-X. If you do not believe the inclusion of such financial statements is required, please tell us why and provide us with your calculations of the investment test and income test to support your position.

Note 6 – Employee Benefit Plans, F-10

27. Please revise to clarify whether the Pension Plan is a Defined Contribution or a Defined Benefit Plan and ensure to provide the disclosures required by FASB ASC 715.

Exhibits

28. Please file as a separate exhibit the amendment to the employment agreement instead of attaching it to Exhibit A, which is attached to Exhibit 10.1, which is entitled in the exhibit index as follows:

> Employment Agreement between Mark Dillon and Registrant dated June 10, 1996, as amended on August 15, 1997.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jamie Kessel at (202) 551-3737 or Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Kimberly A. Lowe, Esq.
    Facsimile: (612) 492-7077